Exhibit 99.1
Northgate Minerals Announces Exercise of Over-Allotment Option
VANCOUVER, October 12, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) (“Northgate”) announced today that the underwriters of its previously announced offering of 3.50% convertible senior notes due 2016 have exercised their US$20 million over-allotment option in full, increasing the total offering size to US$170 million. As a result, Northgate expects to receive net proceeds from the offering of approximately US$163.5 million after deducting the underwriters’ commission and expenses of the offering. Closing of the over-allotment option is expected to occur on or about October 15, 2010.
As previously announced, Northgate intends to use the net proceeds of the offering to finance a portion of the US$339 million pre-production development cost of its Young-Davidson gold mine near Matachewan, Ontario, which is currently scheduled to begin producing gold in early 2012.
“With the success of this financing, Northgate now has sufficient funds to develop Young-Davidson, meaning that a key milestone for the Company has been achieved through one of the least dilutive means possible” said Ken Stowe, President and CEO. “Our intention is to settle the notes by delivery of cash, and with production at Young-Davidson scheduled to commence in 2012, we fully expect the mine to generate more than enough free cash flow to repay the convertible notes prior to their maturity in 2016, such that there will be no need to issue shares upon conversion.”
Prior to July 2016, the notes are only convertible into common shares upon the occurrence of a limited number of specified events, none of which is solely within the control of the note holder. In the event that an early conversion right is triggered, any shares issued by Northgate would be priced at a significant premium to Northgate’s current share price.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.
Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the offering, the anticipated use of proceeds and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
For further information, please contact:
Ms. Keren R. Yun, Director, Investor Relations Tel: 416-216-2781 Email: ngx@northgateminerals.com